東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02049355

5th August, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 2nd August, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2002
WASH. D.C. 155

香港經濟日報　2002年8月5日　星期一　A36

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，閻西川先生由二零零二年八月二日起獲委任為本公司之執行董事及董事副總經理，並歡迎閻先生之加入。

承董事會命
董事總經理
王幸東

香港，二零零二年八月二日

* *僅供識別*

The Standard　5 August, 2002　Monday　Notices 43

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") is pleased to announce that Mr. Yan Xichuan (閻西川) was appointed as an Executive Director and the Deputy Managing Director of the Company with effect from 2nd August, 2002 and extends its warm welcome to Mr. Yan.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 2nd August, 2002

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈,閻西川先生由二零零二年八月二日起獲委任為本公司之執行董事及董事副總經理,並歡迎閻先生之加入。

承董事會命
董事總經理
王幸東

香港,二零零二年八月二日

* *僅供識別*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") is pleased to announce that Mr. Yan Xichuan (閻西川) was appointed as an Executive Director and the Deputy Managing Director of the Company with effect from 2nd August, 2002 and extends its warm welcome to Mr. Yan.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 2nd August, 2002